Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated August 5, 2020

Registration Nos. 333-223555 and 333-223555-01

CARNIVAL CORPORATION

This free writing prospectus relates to Carnival Corporation’s registered direct offering of common stock and should be read together with Carnival Corporation’s preliminary prospectus supplement and accompanying prospectus (the “Common Stock Preliminary Prospectus”) dated August 5, 2020 relating to the registered direct offering. Certain capitalized terms used in this pricing term sheet that are not defined herein but that are defined in the Common Stock Preliminary Prospectus have the respective meanings given to such terms in the Common Stock Preliminary Prospectus.

The number of aggregate Shares purchased from the Company in the Share Purchases:	99,185,968

The registered direct offering price per share for the Shares is the price per share paid by each Investor:	$14.02

The aggregate principal amount of the Convertible Notes repurchased:	$885,589,000

Price paid per $1,000 of the Convertible Notes repurchased:	$1,570.24

The amount of accrued interest of the Convertible Notes repurchased:	$17,115,237

The table in the “Capitalization” section of the Common Stock Preliminary Prospectus is hereby corrected and replaced with the table set forth below.

	As of May 31, 2020
	Actual	As Adjusted
	(all share and dollar amounts, except par value, in millions)
Cash and cash equivalents	$6,881	$10,770	(a)

Short-term borrowings:
Commercial Paper	$556	$556
Other	2	2
Revolving Facility(b)	3,005	3,005
Current portion of long-term debt(b)(c)	2,373	2,401

Total short-term borrowings	$5,936	$5,964

	As of May 31, 2020
	Actual	As Adjusted
	(all share and dollar amounts, except par value, in millions)
Long-term borrowings(d):
Unsecured:
Export credit facilities	$5,103	$5,103
Loans	2,407	2,407
Unsecured notes(e)	1,601	1,601
Convertible Notes(f)(g)	2,013	1,127

Unsecured long-term debt	11,123	10,238

Secured:
Secured Notes(h)	$4,192	$5,452
Secured Term Loan Facility(i)	—	2,729
Long-term portion of EIB Facility(c)	172	172

Secured long-term debt	$4,364	$8,353

Total long-term borrowings (excluding unamortized debt issuance costs and discounts)	$15,487	$18,591

Total borrowings (excluding unamortized debt issuance costs and discounts)	$21,423	$24,555

Common Stock of Carnival Corporation, $0.01 par value; 731 shares issued and 830 shares as-adjusted(j)	$7	$8
Ordinary shares of Carnival plc, $1.66 par value; 217 shares issued	360	360
Additional paid-in capital	9,683	11,073
Retained earnings	21,155	20,667
Accumulated other comprehensive loss	(1,962)	(1,962)
Treasury stock, 130 shares of Carnival Corporation and 60 shares of Carnival plc, at cost	(8,404)	(8,404)

Total shareholders’ equity	$20,840	$21,742

Total capitalization	$42,262	$46,297

(a)

Reflects the consummation of this offering (before deducting placement fees and offering expenses payable by us) and the incurrence of indebtedness under the Secured Term Loan Facility Agreement and the Second Lien Notes (without reflecting fees and expenses, but including the original issue discount in connection with the incurrence of indebtedness under the Secured Term Loan Facility Agreement and the initial purchasers’ discounts in connection with the offering of the Second Lien Notes).

(b)	Reflects borrowings under the Revolving Facility for an initial term of six months. We may re-borrow such amounts subject to satisfaction of the conditions in the Revolving Facility Agreement.
(c)

Includes $41 million short-term portion, and $172 million long-term portion, respectively, outstanding under the EIB Facility. Our subsidiary, Costa Crociere S.p.A., is party to a New Vessels Finance Contract, dated June 5, 2009, between Costa Crociere S.p.A., as borrower, and the European Investment Bank, as lender (referred to herein as the “EIB Facility”). As of May 31, 2020, €191.7 million principal amount remained outstanding under the EIB Facility.

(d)	Does not reflect any future issuance of indebtedness.
(e)

Carnival Corporation and Carnival plc, as applicable, are the issuers or guarantors, as applicable, of multiple series of unsecured notes (collectively, the “Unsecured Notes”) with an aggregate principal amount outstanding of $2.8 billion as of May 31, 2020.

(f)

Reflects the use of proceeds of this offering to repurchase $885,589,000 aggregate principal amount of Convertible Notes and pay $17,115,237 of accrued interest to but excluding the date of repurchase. The Convertible Notes are convertible into common stock of Carnival Corporation. In accordance with Accounting Standards Codification 470-20 (“ASC 470-20”), a convertible debt instrument that may be settled entirely or partially in cash is required to be separated into a liability and equity component, such that interest expense reflects the issuer’s nonconvertible debt interest rate. Upon issuance, a debt discount was recognized as a decrease in debt and an increase in additional paid-in capital. The debt component will accrete up to the principal amount over the expected term of the debt. ASC 470-20 does not give effect to the actual amount that we are required to repay, and the amount shown in the table above for the Convertible Notes is an aggregate principal amount of the Convertible Notes and does not reflect the debt discount.

(g)

In accordance with ASC 470-20, fair value of the consideration transferred and transaction costs incurred to derecognize convertible debt should be allocated between the liability and the equity components. Any difference between (1) the amount of settlement consideration plus the costs allocated to the liability component and (2) the liability component’s net carrying amount (including any remaining unamortized discount and debt issuance costs) should be recognized as a gain or loss upon debt extinguishment. Amounts shown in the above table assume that the entire consideration transferred to the holders of the Convertible Notes is allocated to the liability component, and are not reflective of debt extinguishment gains or losses that may be realized upon consummation of this transaction.

(h)

The Secured Notes consist of (i) on an actual and as adjusted basis, the 2023 Secured Notes and the 2027 Secured Notes, which are secured by collateral on a first-priority basis, and (ii) on an as adjusted basis, the Second Lien Notes issued on July 20, 2020, which are secured by collateral on a second-priority basis. The aggregate principal amount of the Euro Notes has been converted into U.S. dollars at an exchange rate of $1.14 per €1.00, which was the rate on July 20, 2020.

(i)

See “Summary—Recent Developments.” The aggregate principal amount of the euro tranche of the Secured Term Loan Facility has been converted into U.S. dollars at an exchange rate of $1.14 per €1.00, which was the rate on July 20, 2020.

(j)	The actual and as-adjusted share information in the table excludes:
•

201.3 million shares of our common stock issuable upon conversion of the Convertible Notes issued and outstanding as of May 31, 2020 (before the repurchases of any Convertible Notes with the proceeds of this offering);

•

2.8 million shares of our common stock issuable upon the vesting and settlement of performance-based restricted stock units outstanding as of May 31, 2020 (assuming the satisfaction of performance requirements and exclusive of dividend equivalent shares at settlement, as applicable);

•	1.8 million shares of common stock reserved for issuance under the Carnival Corporation Employee Stock Purchase Plan, as of May 31, 2020; and
•	11.5 million shares of common stock reserved for issuance under the Carnival Corporation 2020 Stock Plan, as of May 31, 2020.

Carnival Corporation has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the registered direct offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the Common Stock Preliminary Prospectus referred to above for more complete information about Carnival Corporation and the registered direct offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the Common Stock Preliminary Prospectus may be obtained from Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectusny@ny.email.gs.com.

The information in this free writing prospectus supersedes the information in the Common Stock Preliminary Prospectus. In all other respects, this free writing prospectus is qualified in its entirety by reference to the Common Stock Preliminary Prospectus.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.